Exhibit V

RECENT DEVELOPMENTS IN THE REPUBLIC AS OF JUNE 23, 2021

The information included in this Exhibit V supplements the information about the Republic of Panama (the “Republic” or “Panama”) contained in Panama’s annual report for the year ended December 31, 2019, on Form 18-K filed with the Commission on September 21, 2020, and amended on September 29, 2020, on November 25, 2020, on January 27, 2021, on June 17, 2021 and on June 21, 2021. To the extent the information in this Exhibit V is inconsistent with the information contained in such annual report, the information in this Exhibit V replaces such information. Initially capitalized terms used in this Exhibit V have the respective meanings assigned to those terms in such annual report.

Recent Government Actions

On June 21, 2021, President Cortizo held a press conference in which he announced a new phase of the Panama Solidario Plan which will run through December 31, 2021. Under the new phase of the Panama Solidario Plan, in order to continue receiving the Vale Digital benefit of U.S.$120 each month (which was implemented to support those negatively affected by the economic downturn during the COVID-19 pandemic), beneficiaries must either (i) perform 24 hours of community service per month or (ii) receive training from the National Institute for Vocational Training and Human Development.

On June 21, 2021, President Cortizo announced that the Superintendency of Banks, by means of Acuerdo No. 2-2021, had extended through September 30, 2021, the time period for bank customers who continue to experience economic hardship as a result of the economic downturn during the COVID-19 pandemic to work with their banks to modify loans and credit lines and to develop a payment plan.

Panama Canal

For the four-month period ended April 30, 2021, the volume of cargo transiting through the Canal increased by 7.3%, the cargo capacity of ships transiting through the Canal increased by 4.1% and toll revenues increased by 8.6% compared to the four-month period ended April 30, 2020. During the four-month period ended April 30, 2021, the number of Neopanamax ships that transited the Canal totaled 1,228, an increase of 10.8% compared to 1,108 Neopanamax ships during the four-month period ended April 30, 2020.

Foreign Trade and Balance of Payments

Composition of Foreign Trade

In the four-month period that ended on April 30, 2021, Panama’s exports of goods (FOB), excluding the CFZ, recorded a preliminary total of U.S.$1,086.0 million, an increase of 77.5% compared to U.S.$612.0 million in the same period of 2020, mainly due to higher exports of copper ores and concentrates. In the four-month period that ended on April 30, 2021, Panama’s imports of goods (CIF), excluding the CFZ, recorded a total of U.S.$3,279.3 million, an increase of 9.9% compared to U.S.$2,984.8 million in the same period of 2020, in part due to higher imports of consumer goods, specifically fuel and lubricants.

In the four-month period that ended on April 30, 2021, exports of copper ores and concentrates recorded a preliminary total of U.S.$856.8 million, a 126.8% increase from U.S.$377.8 million in the same period of 2020, primarily due to growth in export volumes from increased demand.

In the four-month period that ended on April 30, 2021, banana and pineapple exports recorded a preliminary total of U.S.$42.2 million, a 16.3% decrease from U.S.$50.4 million in the same period of 2020, primarily due to lower exports of pineapples.

For the four-month period that ended on April 30, 2021, shrimp exports recorded a preliminary total of U.S.$3.9 million, an 11.4% decrease from U.S.$4.4 million in the same period of 2020, primarily due to lower sales in the United States.

For the four-month period that ended on April 30, 2021, exports of frozen yellow fin tuna and fresh and frozen fish filets recorded a preliminary total of U.S.$17.7 million, a 6.3% increase from U.S.$16.6 million in the same period of 2020, due to an increase in the catch of fish in March 2021.

Public Debt

As of May 31, 2021, total public debt was U.S.$38,346.5 million, an increase from U.S.$32,750.3 million as of May 31, 2020. As of May 31, 2021, internal public debt accounted for 17.2% of total debt (a decrease from 20.8% as of May 31, 2020), while external public debt accounted for 82.8% of total debt (an increase from 79.2% as of May 31, 2020). The average maturity of the debt portfolio as of May 31, 2021 was 15.0 years, with an average duration of 9.7 years. The average maturity of the debt portfolio as of May 31, 2020 was 14.2 years, with an average duration of 9.1 years. As of May 31, 2021, local secondary market transactions in treasury securities reached U.S.$292.7 million, an increase from U.S.$165.3 million as of May 31, 2020.

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